[Graphic omitted] Ahold                               Press Release



                                                      Royal Ahold
                                                      Corporate Communications


                                             Date:    April 19, 2004
                             For more information:    +31 75 659 57 20


Ahold reports improved results for 2003


Highlights of 2003

o    Net loss Euro 1 million (2002: net loss of Euro 1.2 billion)
o    Operating income Euro 718 million (2002: operating income Euro 239 million)
o Net sales Euro 56.1 billion, a decrease of 10.6% compared to 2002, but an increase of 2.7% excluding foreign currency translation impact
o    Net loss under US GAAP Euro 747 million (2002: net loss Euro 4.3 billion)
o    Improved balance sheet: equity increased to Euro 4.9 billion (2002: Euro
     2.6 billion). Net debt reduced to Euro 7.5 billion (2002: Euro 12.3 billion)
o Net cash before financing activities generated Euro 1.5 billion (2002: net cash outflow Euro 107 million)

Zaandam, The Netherlands, April 19, 2004 - Ahold today published its 2003 results. "We are pleased to announce that we have clearly improved results in 2003, an extremely challenging year," said Hannu Ryopponen, Chief Financial Officer, commenting on the results. "A very turbulent period for the company was marked by the events announced in February 2003, as well as a tough trading environment in our key markets." Anders Moberg, CEO commented: "Months of ongoing effort resulted in a number of achievements, specifically defining a new strategy and creating the financial platform to move forward. At the end of last year we indicated that 2003 in many respects had been a lost year, but today's announcement also shows that Ahold is on track with its 'Road to Recovery' program."


                                            Albert Heijnweg 1, Zaandam
                                            P.O. Box 3050, 1500 HB  Zaandam
                                            The Netherlands
                                            Phone:  +31 (0)75 659 5720
http://www.ahold.com                        Fax:    +31 (0)75 659 8302

Executive Summary

Improved results in a very challenging year

Results for 2003 were heavily impacted by challenging markets, negative currency movements and non-recurring items. However, Ahold generated a modest net loss of Euro 1 million in 2003 compared to a loss of Euro 1.2 billion for 2002.


Operating income in line with expectations

Operating performance was in line with expectations, with no major additional goodwill impairment write-downs needed. The most important elements were the major negative swings in U.S. Foodservice's results from profit to loss as a result of primarily the sharp deterioration in pricing leverage with suppliers, the competitive pressure on U.S. and European retail operations, and the exceptional items on the sale of various companies. The costs associated with the irregularities and investigations of 2003 also impacted operating income.


Higher net sales in local currencies

Although economic conditions in all of Ahold's major trading areas were tough and competition remained intense, sales in local currencies nevertheless were resilient on an annual basis. The main retail trade operations, except Albert Heijn, showed net sales increases in local currencies, as well as U.S. Foodservice. The influence of the weak U.S. dollar throughout 2003 can clearly be seen on Ahold's reported net sales numbers in Euro. Divestments that took place in 2003 only had a slight impact on net sales.


Improved balance sheet

Ahold concluded 2003 with a significantly improved balance sheet as part of the 'Road to Recovery' Program that will be continued in 2004 and 2005. Net debt was reduced by a very substantial Euro 4.8 billion, as a result of the rights issue and initiatives to improve cash flow from the businesses. The strengthening of Ahold's financial position continues; further proof was delivered last week, when Ahold announced an Euro 920 million early debt redemption.


Strong cash flow generation

Whereas 2003 remained a tough year for all our businesses, net cash from operating activities remained strong. At the same time, selective investments lead to a sharp decrease in cash outflow from investing activities. As a result net cash before financing activities increased sharply to Euro 1.5 billion for the full year, compared to a net outflow in the previous year of Euro 107 million.


The full Consolidated Financial Statement tables are included in Annex A.

Ahold 2003 Full Year Results

Ahold prepares its financial statements in accordance with accounting principles generally accepted in the Netherlands ("Dutch GAAP"). Dutch GAAP differs in certain material aspects from accounting principles generally accepted in the United States ("US GAAP"). All financial information in this press release is based on Dutch GAAP unless otherwise noted.

The figures reported in this press release are unaudited. Ahold plans to publish its Annual report and file the Annual report on Form 20-F on the 6th of May.

In certain instances, results presented in this press release either exclude the impact of fluctuations in currency exchange rates used in the translation of Ahold's foreign subsidiaries' financial results into Euros or are presented in local currencies, which provides a better insight into the operating performance of foreign subsidiaries. For more information regarding the non-GAAP financial measure excluding currency impact, see "Definitions" below.
In addition, in certain instances, operating income for Ahold's business segments is presented excluding the impact of the impairment and amortization of goodwill and exceptional items. Operating income before impairment and amortization of goodwill and exceptional items is a non-GAAP financial measure. A reconciliation of this non-GAAP financial measure to the Dutch GAAP measure of operating income, as well as management's explanation for the use of this measure, are set forth in Annex B. In this press release net cash flow before financing is used, which totals the net cash from operating activities and net cash from investing activities.

Ahold adopted EITF 02-16 "Accounting by a Customer (including a Reseller) for certain Consideration Received from a Vendor" in the fourth quarter of 2003. Because this issue was effective for Ahold for the period beginning December 30, 2002, the results previously announced in the quarterly press releases differ from the results included in the full year 2003. See Annex D.

-------------------------------------------------------------------------------

x 1 million Euro                                   2003    Change      2002
                                                           in %
-----------------------------------------------  --------  ---------  ---------

Net sales                                        56,068     (10.6%)    62,683

Operating income before impairment and
amortization of goodwill and exceptional items    1,065     (50.3%)     2,144

As % of net sales                                  1.9%                 3.4%

Operating income                                    718      200.4%       239

Net income (loss)                                   (1)               (1,208)

--------------------------------------------------------------------------------

Net sales

Net sales down 10.6%, but up 2.7% excluding currency impact

Many of Ahold's business areas posted increased net sales in local currencies despite challenging economic conditions and intense competition

The 10.6% decrease in net sales was largely attributable to lower currency exchange rates against the Euro, particularly for the U.S. Dollar. The average U.S. Dollar to Euro exchange rate decreased approximately 16.5% in 2003 compared to 2002. Net sales excluding currency impact increased by 2.7% mainly due to increases in net sales excluding currency impact of 2.7% in the U.S. retail trade operations, 1.7% for the Europe retail trade operations, 2.3% at U.S. Foodservice and 17.8% in South America. Net sales in 2003 were favorably impacted by the full year consolidation in Ahold's consolidated financial statements of Disco, Ahold's subsidiary in Argentina, which began to be consolidated in the second quarter of 2002 and the full-year impact of the acquisitions at U.S. Foodservice in 2002. The divestments of various operations during 2003 only slightly negatively impacted net sales.


Operating income

Operating income before impairment and amortization of goodwill and exceptional items was primarily affected by a sharp decrease at U.S. Foodservice and by advisory fees

Business profitability came under pressure in 2003 led by a sharp decrease at U.S. Foodservice, and competitive pressure on U.S. and European retail operations. Operating income before impairment and amortization of goodwill and exceptional items in 2003 decreased to Euro 1,065 million compared to Euro 2,144 million in 2002. U.S. Foodservice swung from a positive Euro 314 million of operating income before impairment and amortization of goodwill and exceptional items in 2002 to a Euro 72 million loss in 2003 as the loss of leverage with suppliers impacted gross margins and increased operating costs, resulting from the repercussions from accounting irregularities announced and investigations conducted in 2003. Operating expenses also increased in large part as a result of additional audit, legal, consultancy fees and other costs primarily in connection with the forensic accounting and legal investigations and the audit of the 2002 financial statements (approximately Euro 170 million).

Operating income in line with expectations including minor impairment charges

Operating income improved to Euro 718 million compared to Euro 239 million in 2002 which was in line with expectations. This was mainly due to a more than Euro 1.2 billion drop in the level of goodwill impairment charges compared to 2002, and also from lower exceptional items.

Goodwill amortization

Goodwill amortization in 2003 amounted to Euro 166 million, a decrease of 34.1% compared to 2002. This decrease was primarily due to lower goodwill balances at year-end 2002 resulting from the goodwill impairment charges recorded in 2002 and to the lower average currency exchange rate of the U.S. Dollar against the Euro.

Goodwill impairment

Goodwill impairment charges decreased from Euro 1,281 million in full year 2002 to Euro 45 million in full year 2003.

Exceptional items: mostly non cash items with no impact on equity

A loss of Euro 136 million was recorded in 2003 compared to an exceptional loss of Euro 372 million in 2002. The 2003 exceptional items mainly related to the divestment of foreign subsidiaries, principally Ahold's Chilean and Malaysian operations. Of these exceptional items, Euro 96 million related to the recognition of accumulated foreign currency translation adjustments in the statement of operations and Euro 44 million to the reversal of part of the goodwill, both of which had previously been charged to shareholders' equity. These exceptional items were non-cash and had no impact on the overall level of shareholders' equity. Exchange rate differences related to the translation of the financial statements of a foreign subsidiary into Euros are recorded directly in shareholders' equity. When these exchange rate differences are realized upon the sale of the relevant foreign subsidiary, the cumulative foreign currency translation adjustments are recognized in the statement of operations. Under Dutch GAAP, goodwill previously deducted directly from shareholders' equity upon the acquisition of the subsidiary has to be reclassified pro-rata to the statement of operations if the subsidiary is sold within six years of the initial acquisition. The exceptional loss in 2002 was caused by the default by Velox Retail Holdings, Ahold's former joint venture partner, on bank debt that Ahold had guaranteed.

Net loss

Break-even result

Ahold closed 2003 with a small net loss of Euro 1 million, compared to a net loss of Euro 1.2 billion in 2002 under Dutch GAAP. This was primarily caused by the significant reduction in goodwill impairment charges and by the lower amount of exceptional items as mentioned above.

The company reported an operating loss at U.S. Foodservice as well as lower operating income at a number of other business segments and at corporate the company had significantly higher audit, legal, consultancy and banking fees as well as other costs. The weakening of the U.S. Dollar against the Euro also had a negative impact on net income.

Net financial expense includes substantial banking fees for the 2003 credit facility

-------------------------------------------------------------------------------
                                                     Full Year
x 1 million Euro                               2003   Change            2002
                                                       in %
-------------------------------------------------------------------------------

Net interest expenses                         (952)   (0.8%)            (944)
Gain (loss) on foreign exchange                 14                       (50)
Other financial income (expense)                --                       (14)
                                         ----------                ----------
Net financial expense                         (938)    6.9%           (1,008)
-------------------------------------------------------------------------------

Net financial expense, which comprises net interest expenses, gains and losses on foreign exchange and other financial income and expense, was Euro 938 million in 2003 compared to Euro 1.0 billion in 2002. Net interest expenses in 2003 amounted to Euro 952 million, an increase of 0.8% compared to 2002. Excluding the impact of currency exchange rates, net interest expenses would have increased by 14.4%. This increase was primarily caused by banking fees under the credit facilities entered into in March and December 2003 and fees in connection with the extension and amendment of accounts receivable securitization programs at U.S. Foodservice, as well as the higher applicable borrowing rate under the March 2003 credit facility compared with the previous credit facility. These fees amounted to a total of approximately Euro 80 million.

The March 2003 credit facility was cancelled and repaid in December 2003, and the company does not expect to draw on the new December 2003 credit facility (other than for letters of credit) during 2004 and beyond.

The gain on foreign exchange in 2003 amounted to Euro 14 million and mainly related to the positive impact of the revaluation of the Argentine Peso on U.S. Dollar-denominated debt in Argentina. In 2002, a foreign exchange loss of Euro 50 million was incurred mainly related to the negative impact of the devaluation of the Argentine Peso on U.S. Dollar-denominated debt and inflation adjustment losses related to Argentine Peso-denominated debt in Argentina.

Income taxes benefit from release of provisions

The effective income tax rate, excluding the impact of non-tax-deductible impairment and amortization of goodwill and exceptional items, decreased to 0.9% in 2003 compared to 36.8% in 2002.


Tax Information
--------------------------------------------------------------------------------
                                                          Full year

x 1 million Euro                                      2003             2002

--------------------------------------------------------------------------------

Income (loss) before impairment & amortization
on goodwill and exceptional items and currency
differences before income taxes                        127            1,156

Income taxes *                                         (1)            (426)

Effective tax rate *                                  0.9%            36.8%

--------------------------------------------------------------------------------
Note: * adjusted for impairment, goodwill amortization and exceptional items


Apart from the impact of the different geographic mix of income, the substantial reduction of income taxes was caused by:

o Release of tax provisions due to the partial closure of the 1999 - 2001 U.S. tax audit;
o Release of tax provisions due to the closure of a large 1997 - 2002 Dutch tax audit;
o    Tax deductible losses as a result of Asian divestments.

Share in income (loss) of joint ventures and equity investees

Share in income of joint ventures and equity investees in 2003 amounted to Euro 161 million compared to a loss of Euro 38 million in 2002, with 2003 benefiting from a sale and leaseback gain at ICA while 2002 included losses at DAIH which was consolidated as of the third quarter of 2002.

US GAAP

US GAAP result

Net loss in accordance with US GAAP decreased from Euro 4.3 billion in 2002 to a net loss of Euro 747 million in 2003.


US GAAP reconciliation

The difference between US GAAP and Dutch GAAP of Euro 746 million was mainly caused by the different treatment under US GAAP of assets held for sale (Euro 506 million), and the cumulative effect of the change in accounting principles for certain consideration from vendors (Euro 100 million). Both are non-cash items.

Under US GAAP if the expectation is that, more likely than not, an asset will be sold before the end of its estimated useful life, an impairment analysis should be performed. Since it was also concluded that these assets are held for sale, in this impairment analysis the carrying value includes the unrealized cumulative translation adjustment of Euro 582 million, that was previously accounted for in shareholders equity.

During 2003 EITF 02-16 "Accounting by a Customer (Including a Reseller) for certain Consideration Received from a Vendor" was adopted for both Dutch and US GAAP. Under Dutch GAAP the cumulative effect adjustment of Euro 100 million was recorded in opening equity, under US GAAP, in accordance with APB Opinion 20, the amount of the cumulative effect was included in the income statement.

The full reconciliation of net income in accordance with Dutch GAAP to net income in accordance with US GAAP can be found in Annex C.


Improved Balance Sheet

Ahold closed 2003 with a much improved balance sheet, with net debt reduced by Euro 4.8 billion. The Euro 2.9 billion rights offering, completed in December, was critical to putting the company on a stronger financial footing. Ahold's financial position also benefited significantly from initiatives to improve cash flow from the business as the working capital improvement program continued to yield positive results, capital expenditures were significantly reduced from 2002 and Ahold completed its first divestments.

--------------------------------------------------------------------------------
                                                         Full year

x 1 million Euro                                 2003      Change     2002
(except share data)
--------------------------------------------------------------------------------

Balance sheet total                             23,399    (1,339)    24,738

Shareholders' equity                             4,851      2,242     2,609

Net debt                                         7,548    (4,772)    12,320

Common shares outstanding (mln)                  1,553        622       931

--------------------------------------------------------------------------------

Balance sheet total

Balance sheet total is reduced, reflecting reduced capex, improved working capital and divestments

The company has significantly strengthened the balance sheet by increasing equity by Euro 2.2 billion. The company was able to repay its 3% convertible notes of Euro 678 million in September from the cash flow before financing activities. A major event of 2003 was the rights issue, which enabled the company to repay the March 2003 credit facility in December and left the company in a strong liquidity position at year end.

The total balance sheet decreased by Euro 1,339 million as a result of lower fixed assets and improved working capital. In 2003 the company selectively invested in the key operating companies in such a way that the overall capital expenditure was lower than depreciation. The balance sheet total was also impacted by the lower U.S. Dollar rate. The cash impact of working capital improvement in 2003 amounted to Euro 446 million compared to Euro 107 million in 2002 and was the result of negotiating better accounts payable terms in Europe and managing the inventory levels at U.S. Foodservice.


Equity

Equity increased by Euro 2.2 billion

The positive liquidity impact from the rights issue was approximately Euro 2.9 billion. This was however off-set by a negative currency impact and other changes of Euro 666 million and an opening balance adjustment of Euro 100 million net of tax resulting from the adoption of EITF 02-16, as outlined in Annex D.

The other details related to changes in equity are outlined in Annex E.


Net debt

Net debt reduced substantially by Euro 4.8 billion

The composition of net debt at year-end 2003 and at year-end 2002 was as follows:


--------------------------------------------------------------------------------
                                         December 28, 2003    December 29, 2002
x 1 million Euro                         -----------------    -----------------
--------------------------------------------------------------------------------

Subordinated loans                        1,011                    1,011
Bonds, mortgages & other debt             6,511                    7,302
                                         ------                   ------
Loans                                     7,522                    8,313
Capitalized lease commitments             2,166                    2,224
                                         ------                   ------
Total long-term debt                      9,688                   10,537
Current portion of Long term debt
and Short term loans                        808                    2,370
                                           ----                   ------
Gross debt                               10,496                   12,907

Cash and cash investments *              (2,948)                    (587)
                                         -------                  ------

Net debt                                  7,548                   12,320
--------------------------------------------------------------------------------

* excludes cash on hand. Cash and cash investments + cash on hand = Cash and Cash equivalents presented in the balance sheet

Net debt is substantially impacted by the lower U.S. Dollar to Euro exchange rate.

In the fourth quarter Ahold was in compliance with the financial ratios of the covenant of the December 2003 Credit Facility. The ratios consist of Net Debt / EBITDA and EBITDA / net interest expenses.


Improved cash flow before financing activities

Ahold generated nearly Euro 1.5 billion in net cash flow before financing activities in 2003, underscoring control over capital expenditures, the continued success of working capital initiatives, initial divestments proceeds and curtailing of acquisitions.

--------------------------------------------------------------------------------
                                                    Full year

x 1 million Euro                           2003       Change         2002

---------------------------------------  --------   ----------    ----------

Net cash from operating activities        1,909          (577)         2,486
Net cash from investing activities         (448)        2,145         (2,593)
                                       ---------     ---------      --------
Net cash before financing activities      1,461         1,568           (107)

Net cash from financing activities        1,065         1,569           (504)
                                      ----------     ---------      --------

Net change in cash and cash equivalents   2,526         3,137           (611)

--------------------------------------------------------------------------------

The full detailed Consolidated Statement of Cash Flows is included in Annex A.


Net cash before financing activities

Net cash flow before financing activities in 2003 increased to Euro 1,461 million compared to a net cash outflow of Euro 107 million in 2002. This increase was including the result of lower net cash outflow related to investing activities of Euro 2,145 million.


Net cash from operating activities: working capital improvements offset by lower operating income before impairment and amortization of goodwill and exceptional items

Changes in working capital resulted in a cash inflow of Euro 446 million in 2003 mainly due to lower inventory levels at all operating companies, primarily at U.S. Foodservice as a result of focusing on controlling inventory levels and purchases from vendors. Net cash from operating activities in 2003 decreased by Euro 577 million compared to 2002, mainly as a consequence of lower operating income before impairment and amortization of goodwill and exceptional items at U.S. Foodservice and the fees paid to auditors, lawyers, consultants and other costs of approximately Euro 170 million.


Net cash from investing activities: lower capital expenditures and acquisitions curtailed

Net cash used in investing activities was reduced by Euro 2.1 billion primarily as a result of a reduction in investments in tangible fixed assets of Euro 822 million to Euro 1,183 million in 2003 compared to Euro 2,005 million in 2002. Acquisitions of group companies were limited to Euro 58 million, related to the acquisition of some stores at Stop & Shop, compared to Euro 977 million in 2002. Divestments of tangible and intangible fixed assets amounted to Euro 555 million in the full year 2003 compared to Euro 590 million in 2002. Divestments of subsidiaries contributed an additional Euro 284 million.

Net cash from financing activities: rights issue and debt repayment

Net cash from financing activities amounted to Euro 1,065 million. This is mainly the result of the proceeds of the shares issue of Euro 2.9 billion. In 2003 the company, among other things, repaid the 3% convertible notes of Euro 678 million from its net operating cash flow in September and further repaid the March 2003 credit facility in December.


Segment Information

Retail Trade - United States


------------------------------------------ ------------------------------------ -------------------------------------
                                                       4th Quarter                           Full Year

x 1 million                                    2003      Change       2002              2003    Change         2002
                                                           in %                                   in %
---------------------------------------------------------------------------------------------------------------------

Net sales:
Stop & Shop                                    2,366      4.5%        2,264            10,050      6.1%         9,476
Giant-Landover                                 1,262      1.9%        1,239             5,340      0.9%         5,290
Other USA Retail                               2,637     (2.7%)       2,710            11,561      0.7%        11,485
                                           ----------            -----------        ----------            -----------
Net sales in USD                               6,265      0.8%        6,213            26,951      2.7%        26,251
Net sales in EUR                               5,263    (15.2%)       6,204            23,872    (14.2%)       27,836

Operating income (loss) before
impairment and amortization of goodwill
and exceptional items:
Stop & Shop                                      201     26.4%          159               860     19.8%          718
Giant-Landover                                    60    (31.8%)          88               303    (21.1%)         384
Other USA Retail                                 (15)                    68               141    (60.7%)         359
                                           ----------            -----------        ----------            -----------
Total in USD                                     246    (21.9%)         315             1,304    (10.7%)       1,461
Total in EUR                                     206    (34.6%)         315             1,159    (25.3%)       1,551

As % of net sales                                3.9%                   5.1%              4.9%                   5.6%

Operating income:
Stop & Shop                                      201     27.2%          158               860     19.9%          717
Giant-Landover                                    60    (31.8%)          88               303    (21.1%)         384
Other USA Retail                                 (19)    70.8%          (65)              126    (40.8%)         213
                                           ----------             -----------        ----------            -----------
Total in USD                                     242     33.7%          181             1,289     (1.9%)        1,314
Total in EUR                                     202     11.6%          181             1,146    (18.4%)        1,403
---------------------------------------------------------------------------------------------------------------------



Full Year 2003: Performance Powered by Stop & Shop and Giant-Carlisle

Net sales in the U.S. retail trade operations in 2003 increased by 2.7% in U.S. Dollars compared to 2002.
Identical sales in U.S. Dollars increased 0.1% and comparable sales in U.S. Dollars increased by 0.9% in 2003 compared to 2002.
Stop & Shop and Giant-Carlisle showed strong U.S. Dollar net sales, resulting from comparable store gains, as well as from the opening of stores. Net sales in 2003 were impacted by heightened competition and competitive store openings, particularly in the southeastern United States.

Operating income before impairment and amortization of goodwill and exceptional items in the U.S. retail trade business in U.S. Dollars decreased by 10.7% compared to 2002. Operating expenses in the U.S. retail trade business in 2003 were affected by higher administrative expenses and pension expenses, as well as continued rising health care costs.

Operating income in U.S. Dollars was relatively flat in 2003 when compared to 2002.

Fourth Quarter 2003:

Impact of impairment, additional expenses and intense competition

Net sales in U.S. Dollars in the U.S. retail trade business increased 0.8% compared to the fourth quarter of 2002. Identical sales in U.S. Dollar declined 0.1% for the U.S. retail trade operations, while both Stop & Shop and Giant-Carlisle showed identical sales growth. Comparable sales increased 0.6% in the fourth quarter of 2003.

Operating income before impairment and amortization of goodwill and exceptional items in U.S. Dollars in the fourth quarter of 2003 decreased by 21.9%. Stop & Shop continued its strong performance during the quarter, while Giant-Landover reported a decrease due to heightened competitive activity including pressure from alternative formats.

Operating income before impairment and amortization of goodwill and exceptional items at Other USA Retail was significantly impacted by impairment charges relating to long-lived assets of USD 30 million, mainly at Tops, compared to USD 13 million in the fourth quarter of 2002. Also, Other USA Retail was adversely affected in the fourth quarter of 2003 by the intense competition and increased promotional activity, primarily in the southeast.

Operating income in U.S. Dollars in the fourth quarter of 2003 increased 33.7% mainly as a result of non-recurring goodwill impairment charges in the fourth quarter of 2002.


Retail Trade - Europe


---------------------------------------- ------------------------------------- -------------------------------------
                                                     4th Quarter                            Full Year

x 1 million Euro                              2003  Change            2002              2003  Change           2002
                                                      in %                                      in %
---------------------------------------- ---------- ----------- ----------- -- --- ---------- ---------- -----------
Net sales:
Albert Heijn                                1,324     (0.7%)        1,333             5,606    (1.7%)        5,703
Other Europe                                1,853     (0.3%)        1,859             7,322     2.9%         7,115
                                        ----------             -----------        ----------            -----------
Total                                       3,177     (0.5%)        3,192            12,928     0.9%        12,818


Operating income (loss) before
impairment and amortization of
goodwill and exceptional items:
Albert Heijn                                   65     (7.1%)           70               205    (22.3%)         264
Other Europe                                  (12)                      9                 7    (78.1%)          32
---------------------------------------- ----------             -----------        ----------            ----------
Total                                          53    (32.9%)           79               212    (28.4%)         296

As % of net sales                             1.7%                    2.5%              1.6%                   2.3%

Operating income:
Albert Heijn                                   64     (7.2%)           69               201    (23.3%)         262
Other Europe                                  (20)    97.8%          (889)              (13)    98.6%         (916)
---------------------------------------- ----------             -----------        ----------            -----------
Total                                          44    105.4%          (820)              188    128.7%         (654)
---------------------------------------------------------------------------------------------------------------------


Full Year 2003: Competitive pressure in most markets

Net sales in the Europe retail operations increased 0.9% compared to 2002. Excluding currency impact in Central Europe, the increase of the net sales in the Europe retail operations would have been 1.7%.

Net sales at Albert Heijn in 2003 declined by 1.7% compared to 2002. Identical sales at Albert Heijn in 2003 declined by 2.7% primarily due to lower consumer spending and a negative market sentiment towards Albert Heijn. As a result, Albert Heijn introduced its price repositioning strategy in October 2003 and regained market share in the fourth quarter.

Net sales at other Europe retail trade operations in 2003 increased by 2.9% compared to 2002, primarily due to strong net sales growth at Schuitema and an increase in net sales in Central Europe and Spain. The increase in net sales was marginally offset by the divestments of Ahold's specialty stores (Jamin and De Tuinen) in The Netherlands, which were completed in the second quarter of 2003. In Central Europe and Spain, net sales increased due to the opening of new stores. Net sales in Central Europe, however, were negatively impacted by currency exchange rates, deflation and the sale of two hypermarkets in Poland.

Operating income before impairment and amortization of goodwill and exceptional items in the Europe retail trade operations decreased 28.4% primarily due to lower operating income at Albert Heijn. This was principally caused by lower net sales during the first three quarters, lower gross margins due to the price repositioning strategy and costs relating to its restructuring program.

Operating income before impairment and amortization of goodwill and exceptional items at other Europe retail trade operations in 2003 decreased compared to 2002 mainly as a result of increased costs related to new stores and lower real estate gains. The operating income before impairment and amortization of goodwill and exceptional items in Spain was at the same level as in 2002.

Operating income returned from a loss of Euro 654 million in 2002 to a profit of Euro 188 million in 2003 because of the significant decrease in goodwill impairment charges in 2003 compared to 2002.


Fourth Quarter 2003: Albert Heijn price repositioning strategy leads to market share gains

Net sales in the fourth quarter of 2003 slightly decreased by 0.5% and 0.7% if excluding currency impact. Albert Heijn recovered market share but reported lower net sales. Identical sales fell 1.5% in the fourth quarter in 2003.

The lower net sales at other Europe retail trade operations were the result of lower net sales in Spain.

Operating income before impairment and amortization of goodwill and exceptional items decreased in 2003 by 32.9% compared to 2002.

Operating income before impairment and amortization of goodwill and exceptional items at Albert Heijn in the fourth quarter of 2003 decreased compared to the same period in 2002. The decrease was primarily due to lower net sales and gross margins partially offset by lower operating expenses. The price repositioning strategy resulted in Albert Heijn regaining market share in the fourth quarter.

Operating income before impairment and amortization of goodwill and exceptional items at other Europe retail trade operations decreased in the fourth quarter of 2003, compared to the fourth quarter of 2002. This decrease was primarily due to an operating loss at Schuitema as a result of, amongst others, fixed asset impairments.

In Central Europe, the company reported operating income before impairment amortization of goodwill and exceptional items turning to a positive result, since no further impairment on long-lived assets was needed. Spain reported a lower operating loss before impairment and goodwill amortization of goodwill and exceptional items in the fourth quarter of 2003 primarily due to lower impairments on long-lived assets.

Operating income in the fourth quarter of 2003 increased from a loss of Euro 820 million to a profit of Euro 44 million primarily because of the significant decline of goodwill impairment charges in 2003 compared to 2002.

Foodservice


--------------------------------------------------------------------------------------------------------------------
                                                      4th Quarter                           Full Year

x 1 million                                    2003    Change       2002              2003     Change        2002
                                                        in %                                     in %
--------------------------------------------------------------------------------------------------------------------


Net sales:
U.S. Foodservice                 USD         4,152     6.0%         3,917            17,837      2.3%       17,435
U.S. Foodservice                 EUR         3,487    (10.8%)       3,911            15,790    (14.7%)      18,508
Europe Foodservice               EUR           197    (5.3%)          208               839     (3.8%)         872
                                          ----------            -----------        ----------             ---------
Total                            EUR         3,684    (10.6%)       4,119            16,629    (14.2%)      19,380

Operating income (loss) before
impairment and amortization of
goodwill and exceptional items:
U.S. Foodservice                 USD            21                     (4)              (74)                   292
U.S. Foodservice                 EUR            18                     (3)              (72)                   314
Europe Foodservice               EUR             3                     (4)                6    (25.0%)           8
                                          ----------            -----------        ----------            -----------
Total                            EUR            21                     (7)              (66)                   322

As % of net sales                              0.6%                 (0.1%)            (0.4%)                  1.7%

Operating income (loss):
U.S. Foodservice                 USD           (11)    60.7%          (28)             (218)                   148
U.S. Foodservice                 EUR            (8)    70.3%          (27)             (200)                   160
Europe Foodservice               EUR             3                     (4)                6    (25.0%)           8
                                          ----------            -----------        ----------            -----------
Total                            EUR            (5)    83.9%          (31)             (194)                   168
---------------------------------------------------------------------------------------------------------------------

Foodservice - United States

Full Year 2003: Sharp loss of profitability at U.S. Foodservice

Net sales at U.S. Foodservice increased by USD 402 million, or 2.3%, in 2003 compared to net sales in 2002. The acquisition of Allen Foods in December 2002, and certain assets of Lady Baltimore in September 2002, contributed approximately 1.3% of the net sales growth. Excluding acquisitions and the increase in food price inflation as estimated by the company, net sales would have slightly declined in 2003.

An operating loss before impairment and amortization of goodwill and exceptional items of USD 74 million was incurred in 2003 compared to income of USD 292 million in 2002. This was primarily due to U.S. Foodservice experiencing a weakening of its procurement leverage as vendors raised prices and shortened payment terms, largely related to irregularities announced and investigations conducted in 2003. U.S. Foodservice also experienced higher operating costs.

Operating loss was in line with the operating loss before impairment and amortization of goodwill and exceptional items since the goodwill amortization was at the same level in 2003 as in 2002.

Foodservice - Europe: Economic pressures

Net sales at the Deli XL food service operations, located in The Netherlands and Belgium, in 2003 decreased by 3.8% compared to 2002. This decrease was primarily due to continuing unfavorable market conditions. As a result operating income at the European food service operations in 2003 decreased by 25.0% compared to 2002.

Fourth Quarter 2003: strong sales

Net sales of U.S. Foodservice in U.S. Dollars in the fourth quarter increased by 6.0%.


Operating income before impairment and amortization of goodwill and exceptional items of U.S. Foodservice in the fourth quarter of 2003 benefited significantly from the release of previously, in 2003, accrued employee benefits.


Other Business Areas: Divestment program underway


----------------------------------------- ------------------------------------ -------------------------------------
                                                        4th Quarter                           Full Year

x 1 million Euro                                 2003  Change        2002            2003       Change        2002
                                                        in %                                     in %
----------------------------------------- ---------- -------- -----------      -----------  -------------  ----------


Net sales:
- South America                                518      (19.8%)        646           2,218           3.5%        2,143
- Asia                                          85      (28.6%)        119             364         (20.5%)         458
- Other activities                              12       (7.7%)         13              57          18.8%           48
                                          ----------              -----------        --------                  ----------
Total                                          615      (21.0%)        778           2,639          (0.4%)       2,649

Operating income (loss) before
impairment and amortization of goodwill
and exceptional items:
- South America                                 (6)      86.4%         (44)            (31)       (416.7%)          (6)
- Asia                                          19                     (13)            (16)         48.4%          (31)
- Other activities                            (126)    (404.0%)        (25)           (193)                         12
                                          ----------             -----------        --------                  ----------
Total                                         (113)     (37.8%)        (82)           (240)       (860.0%)         (25)

Operating income (loss):
- South America                                (55)      75.0%        (220)           (166)         41.8%         (285)
- Asia                                           2                     (15)            (62)        (87.9%)         (33)
- Other activities                            (127)    (408.0%)        (25)           (194)         46.1%         (360)
                                          ----------             -----------        --------                  ----------
Total                                         (180)      30.8%        (260)           (422)         37.8%         (678)
------------------------------------------------------------------------------------------------------------------------------------

Retail Trade - South America

Net sales in the South America retail trade operations in 2003 increased by 3.5% compared to 2002. This increase was mainly due to the full-year consolidation in 2003 of Disco, which began to be consolidated in the second quarter of 2002. This increase was partially offset by the impact of the divestment of Santa Isabel's Chilean and, to a lesser extent, Paraguayan and Peruvian operations in July, September and December 2003, respectively.

The operating loss before impairment and amortization of goodwill and exceptional items in 2003 was the result of the general economic depression in South America and vendors' reaction to the announcements of Ahold's divestments in the region.

Retail Trade - Asia Pacific

Net sales in the Asia Pacific retail trade operations in 2003 amounted to Euro 364 million, a decrease of 20.5% compared to 2002. This decrease was primarily due to the divestment of our operations in Malaysia and Indonesia completed in September 2003 and a decline in net sales in Thailand of 6.9% fully due to a currency exchange rate impact of the Thai Baht compared to the Euro.

Operating loss before impairment and amortization of goodwill and exceptional items in the Asia Pacific retail trade operations in 2003 amounted to Euro 16 million, compared to an operating loss of Euro 31 million in full year 2002. This was primarily due to the divestment of operations in Malaysia and Indonesia, as well as performance improvement in Thailand.

Other Activities

Other activities mainly include operations of three real estate companies which acquire, develop and manage store locations in Europe and the United States and corporate overhead costs of the Ahold parent company.

The operating loss before impairment and amortization of goodwill and exceptional items in 2003 partially reflected corporate costs of Euro 263 million compared to Euro 33 million in 2002. The higher corporate costs in 2003 were mainly caused by the significant costs incurred in connection with the forensic accounting and legal investigations, ongoing litigation, ongoing government and regulatory investigations and higher audit fees in connection with the audit of the 2002 financial statements (approximately Euro 130 million). Furthermore, corporate costs increased as a result of an additional contribution to the loss reserve of the self insurance program in the U.S. (Euro 45 million). Gains from the sale of real estate included in other activities were at the same level in 2003 compared to 2002.

Operating loss of the total other business areas decreased from a loss of Euro 678 million in 2002 to a loss of Euro 422 million in 2003. The exceptional items were reduced from Euro 372 million in 2002 to Euro 136 million in 2003. The exceptional loss in 2003 relates primarily to the losses of the Chilean and Malaysian divestments, with regards to the foreign currency translation adjustment and goodwill reversals which do not impact equity. Goodwill impairment reduced from Euro 271 million in 2002 to Euro 42 million in 2003.

Share in Income (Loss) of Joint Ventures and Equity Investees

--------------------------------------------------------------------------------
                                              4th Quarter         Full Year

X 1 million Euro                           2003       2002     2003       2002

--------------------------------------------------------------------------------
European joint ventures                     22         19       156         96
Paiz Ahold, South America                    3          4         9         10
DAIH, South America                         --         --        --       (126)
Others                                      (2)       (19)       (4)       (18)
                                          ------     ------    ------  --------
Total share in income (loss) of
joint ventures and equity investees         23          4       161        (38)
--------------------------------------------------------------------------------

The share in income of joint ventures and equity investees in 2003 amounted to Euro 161 million, compared to a loss of Euro 38 million in 2002. This was primarily caused by the inclusion in this line item for 2002 of a Euro 126 million loss at DAIH, until it began to be consolidated beginning in the third quarter of 2002. The share in income of ICA, included in European joint ventures, increased considerably in 2003 mainly as a result of a gain related to the sale and leaseback of several distribution centers.

The loss at DAIH reflected the losses incurred at Disco and Santa Isabel during the period that they were not consolidated in the financial statements. The loss at DAIH was mainly caused by the negative impact of the devaluation of the Argentine Peso on U.S. Dollar-denominated debt.


2004: A Year of Transition

General

2004 will be a year focused on continued efforts to strengthen the organization, and restructure and integrate the businesses in order to build a solid platform for future growth and profitability. Management will concentrate on achieving the previously announced Road to Recovery performance objectives for 2005 and beyond.

Ahold will continue to strengthen and improve its internal controls and corporate governance, as well as solidify compliance with the regulatory environment in 2004. All of these changes are important cornerstones of our Road to Recovery strategy. They will require considerable resources and effort from our operations and corporate support office in 2004.

Retail operations will continue to face increased competition and price pressure. On the other hand, Ahold expects healthy sales development in the foodservice sector.

US retail

Net sales growth in U.S. retail operations in 2004 is expected to be only modest as a result of continued competitive pressure. One of the key efforts in the U.S. for 2004 will be the integration of Stop & Shop and Giant-Landover, which will improve the long-term competitiveness and cost-effectiveness of these brands. This integration will require an initial investment during 2004, but will result in significant benefits in 2005 and beyond. At Tops we continue to focus on repositioning its 'go to market strategy' and improving its operational performance. The intended divestment in 2004 of BI-LO/Bruno's is expected to negatively impact net sales in 2004.

Europe retail

Ahold expects net sales in its Europe retail operations to increase in 2004 in a generally tough environment with weak economies, consumer focus on price, and increased competition. There will be a continued focus on efficiency and competitiveness in Europe. The planned divestment of our Spanish operations in 2004 will reduce European net sales.

Foodservice

Market conditions, in particular in the U.S., are expected to be favorable for the foodservice industry. However, increasing fuel costs and food commodity prices may have a negative effect on industry pricing and competitiveness. It is possible that net sales may experience a small reduction in 2004 at U.S. Foodservice, as a result of an effect of improved customer mix specifically related to certain national accounts. Operating income before impairment and amortization of goodwill and exceptional items is expected to be positive for 2004 and exceed the level of 2002, no later than 2006.

Capital expenditures and working capital

Capital expenditures will continue to be made strategically and will increase from the low levels of 2003 to approximately depreciation level. Investments will be focused on the growth of our food retail business. Initiatives to improve working capital started in 2003 and will be continued with expected further improvements in 2004. Net cash from operations is expected to improve.

Finance and Tax

Further reduction of net finance expense in 2004 is expected as a result of lower fees for our new credit facility and lower net interest expenses due to the continued reduction of net debt. Ahold expects its tax position to normalize during 2004, with a rate marginally above 30%.

Net Debt

The continued recovery and development of our operations together with the on-going divestment program is expected to lead to further reductions of net debt (excluding currency impact) in line with our objectives to reach investment grade profile by the end of 2005.

Divestments and Other Issues

The clearly improved financial position and liquidity gives us the platform to manage our divestment in an orderly fashion, i.e. no need for 'fire-sales'.

The company plans to have divested its remaining operations in South America and Spain, as well as BI-LO/Bruno's and the remaining convenience stores at Tops in the United States, by the end of 2004. As announced in March 2004, Ahold completed the divestment of its stake in CRC Ahold in Thailand, and thus its exit from the Asia Pacific region.

However, exceptional items are expected upon completion of the divestitures of certain South American operations as well as the divestment of BI-LO/Bruno's. The completion of these divestitures will lead to the recognition of accumulated foreign currency translation adjustments (CTA) in the statement of operations as well as in some cases the reversal of goodwill, both previously charged to shareholders' equity. The cumulative exchange rate differences charged to shareholders' equity for these operations at the beginning of 2004 amounted to Euro 648 million. The aggregate amount of goodwill that would have been required to be reversed if these operations had been divested at the beginning of 2004 would have been Euro 309 million. The net consequence of this is a significant exceptional loss in our statement of operations with an identical positive adjustment to net equity. These likely exceptional items will have a significant impact on net income, but no net impact on equity and are non-cash items.

Operating expenses in 2004 will also be significantly impacted by a number of factors, in particular costs related to the ongoing legal proceedings and governmental and regulatory investigations, including possible fines or judgements that may be levied or awarded. Initiatives underway to enable the company to begin reporting under International Financial Reporting Standards, as required for 2005, and ongoing work to comply with the internal controls requirements of Section 404 of the U.S. Sarbanes-Oxley Act, required to be completed by the end of fiscal year 2005, will also have an impact.

In summary, 2004 will be a year of execution and transition for Ahold and has to be seen as an important step on its Road to Recovery, which is well on track for continued progress beyond 2004.


Annexes

ANNEX A  Consolidated Statements of Operations
         Consolidated Balance Sheets
         Consolidated Statements of Cashflows
ANNEX B Reconciliation of operating income (loss) to operating income (loss) before impairment and amortization of goodwill and exceptional items
ANNEX C  US GAAP reconciliation
ANNEX D  Accounting principles
ANNEX E  Shareholders' Equity
ANNEX F  Quarterly sales and trends per region


Definitions

     o    Identical sales compare sales from exactly the same stores.

     o Comparable sales are identical sales plus sales from replacement stores.

     o Currency impact is the impact of using different exchange rates to translate the financial figures of subsidiaries to Euros. For results presented excluding currency impact, the financial figures of the previous year are adjusted using the current year exchange rates.

     o Net debt / EBITDA: Net debt includes long- and short-term interest bearing debt as well as capitalized lease commitments, netted with cash and cash investments (excluding cash on hand), divided by EBITDA excluding exceptional items.

     o EBITDA / net interest: EBITDA excludes exceptional items. Net interest excludes financing arrangement fees.

     o Net income (loss) after preferred dividends per common share--is basically calculated as net income (loss) after preferred dividends, divided by the weighted average number of common shares outstanding during the applicable period.

Ahold Corporate Communications: +31.75.659.5720
Within the U.S.: (212) 889 4350

--------------------------------------------------------------------------------

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements include, but are not limited to, statements regarding Ahold's performance objectives and restructuring plans for 2004 and beyond, including plans to strengthen internal controls and solidify regulatory compliance, expectations as to the level of future net sales growth in the foodservice and retail sectors and the impact thereof on Ahold's results of operations, including improvements in net cash from operations, statements regarding Ahold's intention to integrate certain retail chains and the expected impact of such integration, expectations regarding our growth and capital expenditures, statements as to the timing, scope and expected impact of certain divestments, expectations of potential reversal of goodwill charges and potential exceptional items resulting from divestments, expectations as to reductions in Ahold's net financing expense and net debt, expectations as to the tax rate and Ahold's tax position during 2004 and expectations as to the other factors that will impact operating expenses in 2004. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, changes in general market, economic and political conditions, Ahold's ability to implement its strategy successfully, the diversion of management's attention, the integration of new members of management, and Ahold's ability to attract and retain key executives and associates, increases in the levels of competition in the markets in which Ahold and its subsidiaries and joint ventures operate, difficulties in the cooperation efforts among our subsidiaries and the implementation of new operational improvements, Ahold's liquidity needs being other than currently anticipated, the actions of government and law enforcement agencies, costs related to ongoing legal proceedings and investigations, including possible fines or judgments, difficulties in complying with new accounting pronouncements and regulatory requirements and other factors discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

--------------------------------------------------------------------------------

ANNEX A


Consolidated Statements of Operations
------------------------------------------------------------------------------------------------------------------
                                                       4th Quarter                         Full year
x 1 million Euro                                    2003   Change      2002         2003     Change      2002
(unless otherwise indicated)                                in %                              in %
------------------------------------------------------------------------------------------------------------------

Net sales
   U.S. Retail                                    5,263   (15.2%)     6,204        23,872   (14.2%)      27,836
   Europe Retail                                  3,177    (0.5%)     3,192        12,928     0.9%       12,818
   Foodservice                                    3,684   (10.6%)     4,119        16,629   (14.2%)      19,380
   Other business areas                             615   (21.0%)       778         2,639    (0.4%)       2,649
                                               ---------           ---------    ----------          ------------
      Total                                      12,739   (10.9%)    14,293        56,068   (10.6%)      62,683
                                               ---------           ---------    ----------          ------------
Operating income before impairment and
amortization of goodwill and exceptional
losses
   U.S. Retail                                      206   (34.6%)       315         1,159   (25.3%)       1,551
   Europe Retail                                     53   (32.9%)        79           212   (28.4%)         296
   Foodservice                                       21                  (7)          (66) (120.5%)         322
   Other business areas                            (113)  (37.8%)       (82)         (240) (860.0%)         (25)
                                               ---------        ------------  ------------          ------------
      Total                                         167   (45.2%)       305         1,065   (50.3%)       2,144

Goodwill amortization                               (35)   30.0%        (50)         (166)   34.1%         (252)
Goodwill impairment                                 (45)             (1,185)          (45)               (1,281)
Exceptional items:
    Exceptional loss                                 --                  --            --                  (372)
    Results of divestments                          (26)                 --          (136)                   --
                                               ---------        ------------  ------------          ------------
Operating income                                     61   106.6%       (930)           718  200.4%          239

Financial expense
   Net Interest                                    (199)    9.5%       (220)         (952)   (0.8%)        (944)
   Gain (loss) on foreign exchange                   (2)                 35            14                   (50)
   Other financial income and expense                 3                 (13)           --                   (14)
                                               ---------        ------------  ------------          ------------
      Net financial expense                        (198)    0.0%       (198)         (938)    6.9%       (1,008)
                                               ---------        ------------  ------------          ------------

Income (loss) before income taxes                  (137)   87.9%     (1,128)         (220)   71.4%         (769)
Income taxes                                        123                 (94)           72                  (390)
                                               ---------        ------------  ------------          ------------
Income (loss) after income taxes                    (14)   98.9%     (1,222)         (148)   87.2%       (1,159)
Share in income (loss) of joint ventures
and equity investees                                 23                   4           161                   (38)
Minority interest                                     3                  (7)          (14)                  (11)
                                               ---------        ------------  ------------          ------------
Net income (loss)                                    12              (1,225)          (1)                (1,208)

Dividends on cumulative preferred
financing shares                                     (9)                 (9)          (38)                  (38)
                                               ---------        ------------  ------------          ------------
Net income (loss) after preferred dividends
                                                      3              (1,234)          (39)               (1,246)
                                               =========        ============  ============          ============

Net income (loss) after preferred
dividends per common share - basic (Euro)          0.00               (1.23)        (0.04)                (1.24)
Weighted average number of common shares
outstanding (x 1,000) - basic*                1,084,593     7.8%  1,006,215     1,024,465     2.3%    1,001,347

Net income (loss) after preferred
dividends per common share - diluted (Euro)        0.00               (1.23)        (0.04)                (1.24)
Weighted average number of common shares
outstanding (x 1,000) - diluted*              1,084,593     7.8%  1,006,215     1,024,465     2.3%    1,001,347

Average USD Exchange rate
1 USD = Euro                                     0.8399   (15.9%)    0.9984        0.8858   (16.5%)      1.0611
------------------------------------------------------------------------------------------------------------------


Note: * retroactively adjusted for the dilution from the rights issue discount

Consolidated Balance Sheets
--------------------------------------------------------------------------------

x 1 million Euro                       December 28, 2003      December 29, 2002
--------------------------------------------------------------------------------

ASSETS

Non-current assets:


Intangible assets
   Goodwill                                    2,431                  3,053
   Other intangible assets                       671                    814
                                        -------------          -------------
     Total intangible assets                   3,102                  3,867

Tangible fixed assets                          9,283                 11,043

Financial assets
   Investments in joint ventures
     and equity investees                        850                    851
   Deferred tax assets                           507                    457
   Other financial assets                        655                    744
                                        -------------        ---------------
     Total financial assets                    2,012                  2,052

Total non-current assets                      14,397                 16,962


Current assets:

Inventory                                      3,100                  4,235
Accounts receivable                            2,369                  2,231
Other current assets                             193                    308
Cash and cash equivalents                      3,340                  1,002
                                        -------------        ---------------
     Total current assets                      9,002                  7,776


TOTAL ASSETS                                  23,399                 24,738
                                        -------------        ---------------
--------------------------------------------------------------------------------

Consolidated Balance Sheets
--------------------------------------------------------------------------------

x 1 million Euro                        December 28, 2003      December 29, 2002
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Shareholders' equity                           4,851                   2,609

Minority interest                                 71                      56

Provisions
   Pensions and other retirement
     benefits                                    665                     756
   Deferred tax liability                        471                     572
   Restructuring provisions                       82                     136
   Other provisions                              728                     680
                                          -----------            ------------
     Total provisions                          1,946                   2,144

Non-current liabilities
   Loans                                       7,522                   8,313
   Financial lease commitments                 2,166                   2,224
   Other non-current liabilities                 196                     348
                                          -----------            ------------
     Total non-current liabilities             9,884                  10,885

Current liabilities
   Loans payable                                 808                   2,370
   Accounts payable                            3,914                   4,480
   Other current liabilities                   1,925                   2,194
                                          -----------            ------------
     Total current liabilities                 6,647                   9,044


TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY                                      23,399                  24,738
                                          -----------            ------------

USD Exchange rate     1 USD = Euro            0.8045                  0.9580
                                          -----------           -------------

--------------------------------------------------------------------------------


Consolidated Statements of Cashflows
-------------------------------------------------------------------------------------------------------------------
                                                                         4th Quarter               Full year
x 1 million Euro                                                       2003        2002         2003         2002
-------------------------------------------------------------------------------------------------------------------


CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) before income taxes                                     (137)     (1,128)        (220)        (769)

Adjustments for:
   Depreciation, amortization and impairments                          458       1,700        1,660        3,142
   Gain on disposal of tangible fixed assets                           (10)        (23)         (60)         (69)
   Exceptional items:
       Exceptional loss                                                 --          --          --           372
       Results of divestments                                           26          --          136           --
                                                                 ----------  ------------  ------------ ------------

OPERATING CASH FLOW BEFORE CHANGES IN WORKING CAPITAL                  337         549        1,516        2,676

Changes in working capital:
   Accounts receivables                                                (98)       (161)        (150)          35
   Other current assets                                                 91         215           86          198
   Inventory                                                           (29)       (394)         470         (308)
   Accounts payable                                                    499         599          (33)         161
   Current liabilities                                                 158         (23)          73           21
                                                                 ----------  ------------  ------------ ------------
TOTAL CHANGES IN WORKING CAPITAL                                       621          236         446          107

   Change in other long term assets                                    (29)          6           18           (7)
   Change in other provisions                                           60          (2)          53           33
   Corporate income taxes paid                                          85         (76)         (13)        (423)
   Change in other long term liabilities                               (36)         81         (111)         100
                                                                 ----------  ------------  ------------ ------------
NET CASH FROM OPERATING ACTIVITIES                                   1,038         794        1,909        2,486

CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in intangible fixed assets                                 (78)        (54)        (174)        (155)
Investments in tangible fixed assets                                  (378)       (560)      (1,183)      (2,005)
Divestments of tangible fixed and intangible assets                    100         272          555          590
Acquisitions of group companies                                         11        (140)         (58)        (977)
Divestments of group companies                                         203          --          284           --
Investments in joint ventures and equity investees                      (7)       (102)         (21)        (159)
Income from joint ventures and equity investees                         11           2           94           63
Proceeds from sale of joint ventures and equity investees                9           1           14           19
Change in loans receivable                                              (4)        115           41           31
                                                                 ----------  ----------  ------------  ----------
NET CASH FROM INVESTING ACTIVITIES                                    (133)       (466)        (448)      (2,593)

NET CASH BEFORE FINANCING ACTIVITIES:                                  905         328        1,461         (107)
                                                                 ==========  ==========  ============  ===========

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in long-term debt                                                23        (202)      (1,187)         (283)
Repayment of capital lease commitments                                 (27)        (25)         (82)         (103)
Change in short-term debt                                           (1,307)        173         (591)          355
Net proceeds from issuance of shares                                 2,941           2        2,942             5
Dividend paid                                                          (18)        (63)         (18)         (471)
Change in minority interest                                              6          (1)           1            (7)
                                                                 ----------  -----------  ------------  -----------
NET CASH FROM FINANCING ACTIVITIES                                   1,618        (116)       1,065          (504)
                                                                 ----------  -----------  ------------  -----------

NET CHANGE IN CASH AND CASH EQUIVALENTS                              2,523         212        2,526          (611)

Cash and cash equivalents at beginning of  period                      876         882        1,002         1,698
Cash acquired in business acquisitions                                  --          (1)           1            46
Cash divested through sale of companies                                 (8)         --          (10)           --
Effect of exchange rate differences on cash and cash                   (51)        (91)        (179)         (131)
equivalents
                                                                 ----------  -----------  ------------  -----------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                           3,340       1,002        3,340         1,002
                                                                 ----------  -----------  ------------   ----------

-------------------------------------------------------------------------------------------------------------------

ANNEX B

Operating income before impairment and amortization of goodwill and exceptional losses is a non-GAAP financial measure. Ahold believes that it is a relevant and useful measure as it provides a more meaningful comparison of Ahold's underlying operating performance between periods. It is also a measure used by Ahold management to assess the effectiveness of its operating strategies and to evaluate its operating performance trends in different periods. Operating income before impairment and amortization of goodwill and exceptional losses, as defined herein, may not be comparable to similarly titled measures reported by other companies. It should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with Dutch GAAP.

Reconciliation of operating income (loss) to operating income (loss) before impairment and amortization of goodwill and exceptional losses

Fourth Quarter of 2003


---------------------------------------------------------------------------------------------------------------------
                                                                                             Operating income (loss)
      Business segments                                                                        before impairment and
                                      Operating                                                      amortization of
x 1 million                       income (loss)      Goodwill       Goodwill   Exceptional              goodwill and
                                                   impairment   amortization        losses        exceptional losses
---------------------------------------------------------------------------------------------------------------------
Stop & Shop               USD             201             --             --           --                       201
Giant-Landover            USD              60             --            --            --                        60
U.S. Other                USD             (19)            --             1              3                      (15)
                                      ----------    ----------    -----------     ---------               -----------
U.S. Retail               USD             242             --             1              3                      246
U.S. Retail               EUR             202             --             1              3                      206

Albert Heijn              EUR              64             --             1            --                        65
Europe Other              EUR             (20)             3             5            --                       (12)
                                      ----------    ----------    -----------     ---------               -----------
Europe Retail             EUR              44              3             6            --                        53

U.S. Foodservice          USD             (11)            --            32            --                        21
U.S. Foodservice          EUR              (8)            --            26            --                        18
Foodservice Europe        EUR               3             --            --            --                         3
                                      ----------    ----------    -----------     ---------               -----------
Total Foodservice         EUR              (5)            --            26            --                        21

South America             EUR             (55)            42             1             6                        (6)
Asia Pacific              EUR               2             --            --            17                        19
Other activities          EUR            (127)            --             1            --                      (126)
                                      ----------    ----------    -----------     ---------               -----------
Total other business
areas                     EUR            (180)            42             2            23                      (113)

Total Ahold               EUR              61             45            35            26                       167
---------------------------------------------------------------------------------------------------------------------


Fourth Quarter of 2002


---------------------------------------------------------------------------------------------------------------------
                                                                                             Operating income (loss)
      Business segments                                                                        before impairment and
                                      Operating                                                      amortization of
x 1 million                       income (loss)      Goodwill       Goodwill   Exceptional              goodwill and
                                                   impairment   amortization        losses        exceptional losses
---------------------------------------------------------------------------------------------------------------------


Stop & Shop               USD             158             --             1            --                       159
Giant-Landover            USD              88             --            --            --                        88
U.S. Other                USD             (65)           128             5            --                        68
                                      ----------    ----------    -----------     ---------               -----------
U.S. Retail               USD             181            128             6            --                       315
U.S. Retail               EUR             181            128             6            --                       315

Albert Heijn              EUR              69             --             1            --                        70
Europe Other              EUR            (889)           882            16            --                         9
                                      ----------    ----------    -----------     ---------               -----------
Europe Retail             EUR            (820)           882            17            --                        79

U.S. Foodservice          USD             (28)            --            24            --                        (4)
U.S. Foodservice          EUR             (27)            --            24            --                        (3)
Foodservice Europe        EUR              (4)            --            --            --                        (4)
                                      ----------    ----------    -----------     ---------               -----------
Total Foodservice         EUR             (31)            --            24            --                        (7)

South America             EUR            (220)           173             3            --                       (44)
Asia Pacific              EUR             (15)             2            --            --                       (13)
Other activities          EUR             (25)            --            --            --                       (25)
                                      ----------    ----------    -----------     ---------               -----------
Total other business
areas                     EUR            (260)           175             3            --                       (82)

Total Ahold               EUR            (930)         1,185            50            --                        305
------------------------------------------------------------------------------------------------------------------------


Full year 2003


------------------------------------------------------------------------------------------------------------------------
                                                                                             Operating income (loss)
      Business segments                                                                        before impairment and
                                      Operating                                                      amortization of
x 1 million                       income (loss)      Goodwill       Goodwill   Exceptional              goodwill and
                                                   impairment   amortization        losses        exceptional losses
-----------------------------------------------------------------------------------------------------------------------

Stop & Shop               USD             860             --            --            --                       860
Giant-Landover            USD             303             --            --            --                       303
U.S. Other                USD             126             --            12              3                      141
                                      ----------    ----------    -----------     ---------               -----------
U.S. Retail               USD           1,289             --            12              3                    1,304
U.S. Retail               EUR           1,146             --            10              3                    1,159

Albert Heijn              EUR             201             --             4            --                       205
Europe Other              EUR             (13)             3            20            (3)                        7
                                      ----------    ----------    -----------     ---------               -----------
Europe Retail             EUR             188              3            24            (3)                      212

U.S. Foodservice          USD            (218)            --           144            --                       (74)
U.S. Foodservice          EUR            (200)            --           128            --                       (72)
Foodservice Europe        EUR               6             --            --            --                         6
                                      ----------    ----------    -----------     ---------               -----------
Total Foodservice         EUR            (194)            --           128            --                       (66)

South America             EUR            (166)            42             3            90                       (31)
Asia Pacific              EUR             (62)            --            --            46                       (16)
Other activities          EUR            (194)            --             1            --                      (193)
                                      ----------    ----------    -----------     ---------               -----------
Total other business
areas                     EUR            (422)            42             4           136                      (240)

Total Ahold               EUR             718             45           166           136                     1,065
----------------------------------------------------------------------------------------------------------------------



Full year 2002
----------------------------------------------------------------------------------------------------------------------
                                                                                             Operating income (loss)
      Business segments                                                                        before impairment and
                                      Operating                                                      amortization of
x 1 million                       income (loss)      Goodwill       Goodwill   Exceptional              goodwill and
                                                   impairment   amortization        losses        exceptional losses
----------------------------------------------------------------------------------------------------------------------
Stop & Shop               USD             717             --             1            --                       718
Giant-Landover            USD             384             --            --            --                       384
U.S. Other                USD             213            128            18            --                       359
                                      ----------    ----------    -----------     ---------               -----------
U.S. Retail               USD           1,314            128            19            --                     1,461
U.S. Retail               EUR           1,403            128            20            --                     1,551

Albert Heijn              EUR             262             --             2            --                       264
Europe Other              EUR            (916)           882            66            --                        32
                                      ----------    ----------    -----------     ---------               -----------
Europe Retail             EUR            (654)           882            68            --                       296

U.S. Foodservice          USD             148             --           144            --                       292
U.S. Foodservice          EUR             160             --           154            --                       314
Foodservice Europe        EUR               8             --            --            --                         8
                                      ----------    ----------    -----------     ---------               -----------
Total Foodservice         EUR             168             --           154            --                       322

South America             EUR            (285)           269            10            --                       (6)
Asia Pacific              EUR             (33)             2            --            --                       (31)
Other activities          EUR            (360)            --            --           372                        12
                                      ----------    ----------    -----------     ---------               -----------
Total other business
areas                     EUR            (678)           271            10           372                       (25)

Total Ahold               EUR             239          1,281           252           372                     2,144
----------------------------------------------------------------------------------------------------------------------


ANNEX C

US GAAP Reconciliation

----------------------------------------------------------------------------------------------------------------------
x 1 million Euro                                                                                2003            2002
----------------------------------------------------------------------------------------------------------------------

Net income (loss) in accordance with Dutch GAAP                                                  (1)         (1,208)
Items increasing (decreasing) net income (loss):
     Recognition and amortization of goodwill                                                   166             253
     Recognition and amortization of other intangible assets                                    (18)            (25)
     Impairment of:
          Goodwill and other intangible assets                                                  (66)           (751)
          Other long-lived assets                                                                26               9
          Assets held for sale                                                                 (506)              --
     Restructuring provisions                                                                    14             (26)
     Sale and leaseback of property                                                             (38)            (36)
     Derivative instruments                                                                     (35)            (30)
     Valuation of ICA Put Option                                                                (60)            (31)
     Divestments                                                                                 (6)             --
     Other                                                                                       11              (2)
     Income tax effects                                                                         (69)             30
     Share in income (loss) of joint ventures and equity investees,
        net of tax                                                                              (25)            119
     Minority interest impact on reconciling items                                               (2)             --
     Dividend on cumulative preferred financing shares                                          (38)            (38)
                                                                                         ------------     -----------
Income (loss) in accordance with US GAAP before cumulative
  effect of changes in accounting principles                                                   (647)         (1,736)
Cumulative effect of changes in accounting principles for:
     Derivative financial instruments, net of income tax benefits of
        EUR 4                                                                                    --              --
     Goodwill and other intangible assets including Euro 1,846
        relating to USF, net of income tax benefit of Euro 257                                   --          (2,499)
     Goodwill in joint ventures and equity method investees                                      --             (93)
     Accounting by a customer of certain consideration received
        from vendors, net of income tax expense of Euro 47                                     (100)             --
                                                                                         ------------     -----------

Net income (loss) in accordance with US GAAP                                                   (747)         (4,328)

----------------------------------------------------------------------------------------------------------------------

ANNEX D

Accounting Principles

In November 2002, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board in the United States reached consensus on Issue No. 02-16, Accounting for Consideration Received from a Vendor by a Customer (Including a Reseller of the Vendor's Products) ("EITF 02-16"). Under the consensus, cash considerations received from a vendor should be considered an adjustment to the price of the vendor's products or services and, therefore, characterized as a reduction of cost of sales when sold unless (1) the cash consideration represents a reimbursement of a specific, incremental, identifiable cost incurred in selling the vendor's products and therefore characterized as a reduction of those costs or (2) the cash consideration represents a payment for assets or services delivered to the vendor and therefore characterized as revenue.

The Company has adopted EITF 02-16 for Dutch GAAP in the fourth quarter of 2003. The positive impact for total year 2003 on Net Income equals Euro 28 million. The negative impact on the fourth quarter on Net income is Euro 1 million. The cumulative impact of adopting EITF 02-16 is presented in the table below.


-------------------------------------------------------------------------------------------------------------------
(x 1 million Euro)                                                       Full Year 2003

                                                  1st Quarter       2nd Quarter      3rd Quarter       4th Quarter
                                                          YTD               YTD              YTD               YTD


Income Statement

Cost of goods sold                                        58               100              124               141
    Selling expenses                                     (14)              (42)             (54)              (67)
    General & administrative expenses                     (9)              (21)             (29)              (35)
    Income tax expense / benefit                          (8)              (10)             (12)              (11)
    Share of income in equity investees                   --                --               --                --
----------------------------------------------    ------------    --------------    -------------    --------------
Net income                                                27                27               29                28
-------------------------------------------------------------------------------------------------------------------


Ahold will adopt IFRS as per 2005 onwards

We have to adopt "International Financial Reporting Standards" ("IFRS") in fiscal 2005, as required under EU regulations. We currently prepare our financial statements in accordance with Dutch GAAP and prepare a reconciliation of net income and shareholders' equity to US GAAP, as required by SEC regulations. Applying IFRS to our financial statements may have a considerable impact on a number of important areas. We are currently in the process of assessing the various differences between Dutch GAAP, IFRS and US GAAP in order to determine any necessary accounting changes, as well as to quantify the impact on our consolidated financial statements.

Ahold is listed on the NYSE and therefore subject to SEC requirements and legislation. Based on current proposals issued by the SEC foreign private issuers, like Ahold, would only be required to present one comparable year. As a result we expect to present our first IFRS financial statements for 2005 including comparable IFRS financial statements for 2004 only.

As Ahold has so far only performed an initial impact study, the Company is not yet able to provide a quantitative analysis on the impact of IFRS on this year's financial results and balance sheet.

ANNEX E

Shareholders' Equity

Shareholders' equity, expressed as a percentage of the balance sheet total, was 20.7% at the end of 2003 compared to 10.5% at year-end 2002.

Changes to shareholders' equity for 2002 and 2003 were as follows:

--------------------------------------------------------------------------------
x 1 million Euro                          December 28, 2003   December 29, 2002
--------------------------------------------------------------------------------
Shareholders' equity opening balance              2,609          5,496

Issuance of preferred shares                         75             --
Issuance of common shares                         2,866             --

Net income (loss)                                    (1)        (1,208)
Preferred dividend                                  (38)           (38)
Dividend paid on common shares                       --           (433)
EITF 02-16 opening balance sheet
  adjustment                                       (100)            --
Exercise of stock options                             1              5
Goodwill                                             49             32
Minimum pension liability                           (40)          (120)
Transfer cumulative translation difference of
  the divestments to the statement of operations     96             --
Exchange rate differences and other changes        (666)        (1,125)

Shareholders' equity closing balance              4,851          2,609
--------------------------------------------------------------------------------

ANNEX F

The following tables show Ahold's sales per region for the previous 4 quarters. Percentages show the change between this years' quarter and the same quarter in the previous year. Store numbers include owned stores, franchise stores, convenience stores and associated stores.


----------------------------------------------------------------------------------------------------------

                                                       Q4 - 2003    Q3 - 2003    Q2 - 2003    Q1 - 2003
x 1 million                                            (12 weeks)   (12 weeks)   (12 weeks)   (16 weeks)
----------------------------------------------------------------------------------------------------------

Royal Ahold                       Euro
----------------------------------------------------------------------------------------------------------

Sales                                                       12,739       13,045       12,953       17,331
Sales Growth (%)                                           (10.9%)       (7.1%)      (12.4%)      (11.4%)
Number of Stores                                             5,066        5,257        5,292        5,453
----------------------------------------------------------------------------------------------------------

Retail US                         USD
----------------------------------------------------------------------------------------------------------

Sales                                                        6,265        6,172        6,229        8,285
Sales Growth (%)                                              0.8%         3.3%         1.1%         4.8%
Number of Stores                                             1,489        1,631        1,633        1,633

Stop & Shop                       - Sales                    2,366        2,309        2,324        3,052
                                  - Change                    4.5%         6.2%         4.3%         8.6%
                                  - Number of stores           339          337          336          333

BI-LO                             - Sales                      748          825          832        1,119
                                  - Change                 (11.8%)       (0.7%)       (1.9%)         2.8%
                                  - Number of stores           292          433          436          438

Giant-Carlisle                    - Sales                      722          677          669          915
                                  - Change                    7.1%         7.6%         3.9%        11.0%
                                  - Number of stores           116          115          113          113

Giant-Landover                    - Sales                    1,262        1,211        1,221        1,646
                                  - Change                    1.8%         1.7%       (0.9%)         1.1%
                                  - Number of stores           197          193          193          190

Tops Markets                      - Sales                      729          719          734          953
                                  - Change                  (0.4%)         1.4%       (0.9%)         1.7%
                                  - Number of stores           365          366          369          373

Bruno's                           - Sales                      402          401          417          555
                                  - Change                  (5.6%)       (3.4%)       (5.6%)       (4.0%)
                                  - Number of stores           180          187          186          186

Peapod                            - Sales                       36           30           32           45
                                  - Change                   24.1%        20.0%        18.5%        25.0%

----------------------------------------------------------------------------------------------------------

USA Foodservice                   USD
----------------------------------------------------------------------------------------------------------

Sales                                                        4,152        4,259        4,130        5,296
Sales Growth (%)                                              6.0%         5.9%         0.4%       (1.6%)
----------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------
                                                       Q4 -2003    Q3 -2003     Q2 -2003     Q1 -2003
x 1 million                                           (12 weeks)  (12 weeks)   (12 weeks)   (16 weeks)
--------------------------------------------------------------------------------------------------------


Europe Retail                    Euro
--------------------------------------------------------------------------------------------------------

Sales                                                       3,177       2,988        3,044        3,719
Sales Growth (%)                                           (0.5%)        0.3%         0.8%         2.6%
Number of Stores                                            3,144       3,156        3,146        3,209

The Netherlands                  - Sales                    2,198       2,062        2,139        2,875
                                 - Change                    0.1%      (0.7%)       (0.5%)         2.9%
                                 - Number of stores         2,100       2,103        2,096        2,165

Central Europe                   - Sales                      449         384          399          348
                                 - Change                    0.1%        3.2%         6.4%       (3.0%)
                                 - Number of stores           428         425          421          413

Spain                            - Sales                      530         542          506          496
                                 - Change                  (2.9%)        1.9%         2.0%         5.1%
                                 - Number of stores           616         628          629          631
--------------------------------------------------------------------------------------------------------


Europe Foodservice               Euro
--------------------------------------------------------------------------------------------------------

Sales                                                         197         189          196          257
Sales Growth (%)                                           (5.3%)      (2.8%)       (5.3%)       (2.0%)
--------------------------------------------------------------------------------------------------------


South America                    Euro
--------------------------------------------------------------------------------------------------------

Sales                                                         518         510          609          581
Sales Growth (%)                                          (19.8%)     (13.0%)        20.6%        42.8%
Number of Stores                                              386         423          433          505

Brazil                           - Sales                      299         264          267          241
(Bompreco, G Barbosa)            - Change                    7.9%      (1.9%)      (20.1%)      (40.3%)
                                 - Number of stores           150         150          150          150

Argentina                        - Sales                      174         177          182          175
(Disco)                          - Change                  (4.4%)       10.6%         7.7%           --
                                 - Number of stores           236         237          237          236

Chile, Peru, Paraguay            - Sales                       45          69          160          165
(Santa Isabel)                   - Change                 (75.9%)     (56.9%)           --           --
                                 - Number of stores             0          36           46          119
--------------------------------------------------------------------------------------------------------




---------------------------------------------------------------------------------------------------------
                                                        Q4 -2003     Q3 -2003     Q2 -2003    Q1 -2003
x 1 million                                            (12 weeks)   (12 weeks)   (12 weeks)  (16 weeks)
---------------------------------------------------------------------------------------------------------

Asia Pacific                      Euro
---------------------------------------------------------------------------------------------------------

Sales                                                           85           78           92         109
Sales Growth (%)                                           (28.8%)      (28.4%)      (16.4%)      (9.2%)
Number of Stores                                                47           47           80         106
---------------------------------------------------------------------------------------------------------


Other                             Euro
---------------------------------------------------------------------------------------------------------

Sales                                                           12           18           13          14
Sales Growth (%)                                            (7.7%)        63.7%        18.2%        7.7%
---------------------------------------------------------------------------------------------------------


Unconsolidated                    Euro
---------------------------------------------------------------------------------------------------------

Scandinavia                       - Sales                    2,104        1,928        2,008       1,852
(JV with ICA Group)               - Change                  (0.9%)         0.4%         5.3%        3.5%
                                  - Number of stores         2,793        2,858        2,891       2,901

Portugal                          - Sales                      440          410          388         360
(JV with JMR)                     - Change                    0.9%         2.5%         8.0%        4.3%
                                  - Number of stores           217          201          203         203

CARHCO                            - Sales                      443          399          389         382
(JV with La Fragua and CSU)       - Change                    4.3%         7.3%         1.9%      (8.1%)
                                  - Number of stores           332          335          329         321
---------------------------------------------------------------------------------------------------------
